TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   __**October 1, 2001**__

Genesee & Wyoming Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-20847**	**06-0984624**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

66 Field Point Road, Greenwich, Connecticut	**06830**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(203) 629-3722**

(Former name or former address, if changed since last report)

Item 2. Acquisition or Disposition of Assets.

On October 1, 2001, the Registrant closed on the purchase of all of the issued and outstanding shares of common stock (the "Shares") of South Buffalo Railway Company ("South Buffalo") from Bethlehem Steel Corporation ("Bethlehem") in the following described transaction. The acquisition was consummated pursuant to the terms of a Stock Purchase and Sale Agreement dated September 28, 2001 between the Registrant and Bethlehem (the "Stock Purchase Agreement").

South Buffalo operates the South Buffalo Railway which currently owns and operates locomotives and rolling stock over 52 miles of owned track in Buffalo, New York. Following the acquisition, the Registrant (through South Buffalo, its new wholly-owned subsidiary) intends to continue to use the assets of South Buffalo for the same purposes to which they were previously devoted.

Pursuant to the Stock Purchase Agreement, the total purchase price paid by the Registrant to Bethlehem for the Shares was $33,133,067 in cash and the assumption of $3,337,547 of liabilities. The cash portion of the purchase price is subject to adjustment post-closing based on the retained earnings of South Buffalo as of the closing date.

The Registrant funded the acquisition under its $103,000,000 revolving credit facility with Fleet National Bank. At the closing, the Registrant acquired beneficial ownership of the Shares and will assume actual ownership of the Shares upon approval of the transaction by The Surface Transportation Board. The Registrant has previously requested such approval and expects to receive the decision of The Surface Transportation Board on or about December 1, 2001.

The acquisition will also give rise to the right of The 1818 Fund III, L.P. to purchase from the Registrant an additional 5,000 shares of the Registrant's 4% Redeemable Convertible Preferred Stock, Series A, pursuant to the terms of a Stock Purchase Agreement dated October 19, 2000 between the Registrant and The 1818 Fund III, L.P.

No material relationship exists between Bethlehem and the Registrant or any of its affiliates, any director or officer of the Registrant, or any associate of any such director or officer.

The foregoing information contained in this Form 8-K with respect to the acquisition is qualified in its entirety by reference to the complete text of the Stock Purchase Agreement, which is filed herewith as an Exhibit.

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

(a) Financial Statements of Business Acquired.

At the time of the filing of this Report, it is impracticable to provide the financial statements (including a manually signed accountants' report) required by Item 7(a) of Form 8-K. The required financial statements and manually signed accountants' report will be filed by Registrant, under cover of Form 8-K/A, as soon as practicable, but not later than December 17, 2001.

(b) Pro Forma Financial Information.

At the time of the filing of this Report, it is impracticable to provide the unaudited pro forma financial information required by Item 7 (b) of Form 8-K. The required unaudited pro forma financial information will be filed by Registrant, under cover of Form 8-K/A, as soon as practicable, but not later than December 17, 2001.

(c) Exhibits

See Index to Exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

GENESEE & WYOMING INC.

Dated: October 3, 2001   By: /s/ John C. Hellmann
_____

John C. Hellmann
Chief Financial Officer

INDEX TO EXHIBITS

(1)   Underwriting Agreement
Not applicable.

(2)   Plan of acquisition, reorganization, arrangement, liquidation or succession

*(2.1)   Stock Purchase and Sale Agreement dated September 28, 2001 by and
between Bethlehem Steel Corporation and Genesee & Wyoming Inc.
(Omitted Exhibits and Schedules will be furnished to the Commission upon request.)

(4)   Instruments defining the rights of security holders, including indentures

        (a)   Restated Certificate of Incorporation (Exhibit 3.1)6

        (b)   Certificate of Designation of 4.0% Senior Redeemable Convertible Preferred
Stock, Series A (Exhibit 3.2)6

        (c)   By-laws (Exhibit 3.3)1

        (d)   Specimen stock certificate representing shares of Class A Common Stock
(Exhibit 4.1)3

        (e)   Form of Class B Stockholders' Agreement dated as of May 20, 1996, among the
Registrant, its executive officers and its Class B stockholders (Exhibit 4.2)2

        (f)   Promissory Note dated October 7, 1991 of Buffalo & Pittsburgh Railroad, Inc. in
favor of CSX Transportation, Inc. (Exhibit 4.6)1

        (g)   First Amendment to Promissory Note dated as of June 19, 1999 between Buffalo &
Pittsburgh Railroad, Inc. and CSX Transportation, Inc. (Exhibit 4.1)4

        (h)   Third Amended and Restated Revolving Credit and Term Loan Agreement dated as
of August 17, 1999 among the Registrant, certain subsidiaries, BankBoston, N.A.
and the banks named therein (Exhibit 4.1)5

        (i)   Stock Purchase Agreement by and between Genesee & Wyoming Inc. and The
1818 Fund III, L.P. dated October 19, 2000 (Exhibit 10.1)6

        (j)   Registration Rights Agreement between Genesee & Wyoming Inc. and The 1818
Fund III, L.P. dated December 12, 2000 (Exhibit 10.2)6

        (k)   Letter Agreement between Genesee & Wyoming Inc., The 1818 Fund III, L.P. and
Mortimer B. Fuller, III dated December 12, 2000 (Exhibit 10.3)6

(16)	Letter re change in certifying accountant
	Not applicable.
(17)	Letter re director resignation
	Not applicable.
(20)	Other documents or statements to security holders
	Not applicable.
(23)	Consents of experts and counsel
	Not applicable.
(24)	Power of attorney
	Not applicable.
(99)	Additional Exhibits
	Not applicable.

_____

*Exhibit filed with this Report.

1 Exhibit previously filed as part of, and incorporated herein by reference to, the Registrant's Registration Statement on Form S-1 (Registration No. 333-3972). The exhibit number contained in parenthesis refers to the exhibit number in such Registration Statement.

2 Exhibit previously filed as part of, and incorporated herein by reference to, Amendment No. 1 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-3972). The exhibit number contained in parenthesis refers to the exhibit number in such Amendment.

3 Exhibit previously filed as part of, and incorporated herein by reference to, Amendment No. 2 to the Registrant's Registration Statement on Form S-1 (Registration No. 333-3972). The exhibit number contained in parenthesis refers to the exhibit number in such Amendment.

4 Exhibit previously filed as part of, and incorporated herein by reference to, the Registrant's Report on Form 10-K for the fiscal year ended December 31, 1998. The exhibit number contained in parenthesis refers to the exhibit number in such Report.

5 Exhibit previously filed as part of, and incorporated herein by reference to, the Registrant's Report on Form 10-Q for the quarter ended September 30, 1999. The exhibit number contained in parenthesis refers to the exhibit number in such Report.

6 Exhibit previously filed as part of, and incorporated herein by reference to, the Registrant's Report on Form 8-K dated December 7, 2000. The exhibit number contained in parenthesis refers to the exhibit number in such Report.